Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Customer Service “Excellence in Action”

Eduardo Menascé

Video Script

Good morning.

I wish I could be there in person with you, but, we are a communications company, so this video is the next best thing!

First, I want to extend my thanks to you, our terrific Customer Service team.

You played an important role in our outstanding results in 2004. Congratulations on a job well done!

For the first time since ESG was formed, we delivered positive revenue growth year over year – more than one percent.

We also delivered $257 million in Enterprise Advance revenue and boosted our core volume performance by nearly 50 percent.

We did this with half the resources we had in 2003. That is quite an achievement.

The Customer Service team took the lead on several key accomplishments.

You cut the time it takes to sign, seal and deliver LD Private Lines by more than 40 percent.

And by improving service delivery, we saw an increase of nearly 30 percent in LD revenues.

You made good progress on “ease of doing business” initiatives, launching SPOA in 155 of 160 targeted accounts.

And you’ve helped pay the bills with $160 million from Revenue Assurance.

Our outstanding ‘04 results demonstrated clearly that ESG is a growth engine for Verizon.

The importance of the enterprise market to Verizon shaped the company’s decision to purchase MCI, a transaction that is expected to close in 12 months.

Once it closes, we will be able to support our customer’s global needs and serve as a single source for all of their end-to-end requirements, with an expanded IP product portfolio.

In the meantime, we must stay focused on what we need to accomplish in 2005.

Here’s the rundown on our strategies:

•	Grow revenue by targeting Sweet Spot accounts

•	Expand Enterprise Advance

•	Continue progress on

•	Ease of Doing Business

•	Core Volumes

•	And our Wireless partnership.

We will also continue to apply resources to improve coverage, build relationships and drive revenue.

Ray will talk more about the crucial role Customer Service plays in executing our 2005 strategies.

In fact, what sets Verizon apart from the other competitors is the quality of service we deliver.

With this in mind, I have a specific challenge for you —to focus on the quality of your performance.

That means you must get billing and orders right, the first time, every time. This will bring in revenue earlier and help us avoid adjustments down the road.

Now more than ever, we need you to continue to give your best performance, and to encourage your teams to do the same, each and every day.

With your help, I am confident we can achieve our goals…together.

Thank you.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.